Exhibit 1.8

CDC Games Announces Highly Anticipated Major Upgrade of Its Widely Popular and Successful
Yulgang Online Game

Preliminary Results Reflect Rebound in Trends from Third Quarter

Beijing, January 4, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today that it has launched a highly anticipated, upgraded version (v170) of its current blockbuster online game, Yulgang.

Since its commercial launch in July 2005, Yulgang, the first free-to-play, pay-for- merchandise massive multiplayer online role-playing game (MMORPG ) in China, has maintained steady growth and continuous popularity. The game encourages cooperation and teamwork between the players. Consistent with this successful theme, the v170 upgrade provides Chinese gamers with adorable and powerful virtual pets to further enhance their gaming experiences. Now gamers can buy the pets they love, interact with them, train them, and make them stronger with merchandises specially designed for pets. Besides enabling gamers to develop a bond with their pets, the upgrade also significantly improves the game’s overall operation and attractiveness.

This upgrade has been highly anticipated by the continued growth of registered users of Yulgang, which now numbers 42 million, up from 37 million users at the end of the third quarter of 2006. More than 1 million registered users upgraded to the new version immediately. Recognized revenue on the first day of v170 launch was US$235,000, tripling that of the day before. During the first week of v170 launch, the average daily revenue was US$160,000, up 72 percent from the daily average revenue in Q3 2006.

Leveraging the rapidly growing consumer market in China, CDC Games has quickly become a leader in online and mobile games in that country. According to IDC, a leading market research firm in the U.S., revenues for online games subscriptions in the country are predicted to increase from $673 million at the end of 2006 to $2.1 billion at the end of 2010, at a compounded annual growth rate of 36 percent. In addition to the expanding usage of Yulgang, CDC Games also has a growing pipeline of new online games. The company plans to launch its licensed game The Lord of the Rings Online™: Shadows of Angmar™, a MMORPG based on the literary works of J.R.R. Tolkien, later this year, and has licensed two additional widely popular games in the Asian markets, “Special Force” and “Stone Age 2”, both also planned for delivery in China later this year. CDC Games also recently announced an agreement with Gorilla Banana Entertainment to distribute their first game, Red Blood, a free-to-play MMORPG based on an immensely popular comic book series in Korea, in 2008.

“The continued growing popularity of Yulgang is further evidence of the strength of the ‘free-to-play, pay-for-merchandise’ model pioneered by CDC games in China,” said Xiaowei Chen, Ph.D., CEO of CDC Games. “We believe with innovative games and merchandise, this model will continue to generate stable and accelerating revenue streams for our company as we develop our franchise in this emerging and extremely large market.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users and the pioneer of “free-to-play, pay-for-merchandise” model for online games in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the growth of CDC Games, anticipated launch of additional online games, the continued viability of the free-to-play, pay-for-merchandise” model and the continued growth of the online game Yulgang. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of CDC Games to localize, launch and operate new games in a timely manner, the popularity of CDC Games’ existing and new games, the ability of CDC Games to leverage the online infrastructure to deliver games in China, the loyalty of gamers in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations

Scot McLeod
Public Relations
CDC Corporation
678-259-8625
Email: ScotMcLeod@cdcsoftware.com

Monish Bahl
Investor Relations
CDC Corporation

678-259-8510

Email: monishbahl@cdcsoftware.com